25002890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 17 2025
Washington, DC

SEC FILE NUMBER
8-67954

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Navidar Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Via Fortuna, Suite 140
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards (Name) 214-533-6822 (Area Code – Telephone Number) jim.richards@allocationsx.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026 (Address) Celeste (City) Texas (State) 75423 (Zip Code)

02/24/2009 (Date of Registration with PCAOB)(if applicable) 3366 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Day, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navidar Group LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHELSEY GONZALES
Notary Public, State of Texas
Comm. Expires 09-09-2026
Notary ID 130017051

Signature: [signature]

Title:
Managing Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NAVIDAR GROUP LLC

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Navidar Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navidar Group LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navidar Group LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navidar Group LLC's management. Our responsibility is to express an opinion on Navidar Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navidar Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Navidar Group LLC's financial statements. The supplemental information is the responsibility of Navidar Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Navidar Group LLC's auditor since 2025.

Celeste, Texas
March 10, 2025

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Navidar Group LLC
Statement of Financial Condition
December 31, 2024

ASSETS	
Cash	$ 13,809
Prepaid expenses	1,442
Total Assets	$ 15,251
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 6,633
Total liabilities	6,633
MEMBERS' EQUITY	8,618
Total Liabilities and Members' Equity	$ 15,251

The Accompanying Notes are an Integral Part of the Financial Statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Navidar Company LLC (the "Company") was organized as a Delaware limited liability company in June 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company has two classes of membership interests: Class A Members and Class D Members. Class A Members hold voting rights and participate in the management and governance of the Company, while Class D Members have economic interests but do not have voting or managerial rights. Profits, losses, and distributions are allocated in accordance with the provisions of the operating agreement.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to private placements of securities and mergers and acquisitions.

The Company's operations consist primarily in providing private placement and merger and acquisition services to entities throughout the United States.

Summary of Significant Accounting Policies:

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates.

Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements of securities and mergers and acquisitions. The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers

Significant Judgments: Revenue from contracts with customers includes private placement and merger and acquisition (M&A) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placements: The Company participates in private placement offerings for business entities that want to raise funds through a sale of securities. The performance obligation is the consummation of the sale of securities of the issuer on a "best efforts" basis. Each time an investor enters into a purchase transaction, the Company charges a commission. Commissions are recognized when the performance obligation is satisfied, generally the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for these securities transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Merger and Acquisitions: The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligation is simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024, there were no contract liabilities.

Income Taxes: Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its members. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $7,176, which was $2,176 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .92 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company and a related party company are both under the control of the members of the Company. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the related party were not consummated on terms equivalent to arm's length transactions.

The Company entered into an expense sharing agreement ("Agreement") the related party company effective August 2019. Under the Agreement, the Company reimburses the related party for telephone, internet and electronic storage usage of the Company. The Agreement requires the Company to pay a monthly fee of $100. Fees under the Agreement totaled $1,200 for the year ended December 31, 2024.

The Company paid consulting fees of $38,804 in non-marketable level 3 investments at cost, which approximates fair value, to the related party during 2024.

NOTE 4 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 5 – THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

In connection with preparing financial statements, Company's management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. The Company has a current year loss and negative cash flows from operating activities. Management has determined that unless the Company generates additional revenue and/or receives additional capital contributions from the members, there is substantial doubt about the Company's ability to continue as a going concern. The nature of the Company's revenue is sporadic and in years where revenue is not sufficient to cover operations, the members plan to continue to contribute additional capital. Management has determined that these actions will be sufficient for the Company to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the Company not achieving its planned objectives.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 10, 2025, the date the financial statements were available to be issued.

The Class A member made a $10,000 capital contribution in February 2025.